Exhibit (d)(4)
IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
IN AND FOR NEW CASTLE COUNTY

PLYMOUTH COUNTY RETIREMENT SYSTEM,	)
Individually and on behalf of all others similarly	)
situated,	)
)
Plaintiff,	)
)
vs.	)	Civil Action No.

)
SAFENET INCORPORATED, ANTHONY A.	)
CAPUTO, J. CARTER BEESE JR., THOMAS A.	)
BROOKS, ANDREW E. CLARK, SHELLEY A.	)
HARRISON, ARTHUR L. MONEY, WALTER W.	)
STRAUB, BRUCE R. THAW, IRA A. HUNT, JR.,	)
VECTOR CAPITAL CORPORATION, VECTOR	)
STEALTH HOLDINGS II LLC and STEALTH	)
ACQUISITION CORPORATION,	)
)
Defendants.	)
)
CLASS ACTION COMPLAINT
     Plaintiff, by its attorneys, for its Class Action Complaint against defendants, alleges upon personal knowledge with respect to itself, and upon information and belief based, inter alia, upon the investigation of counsel as to all other allegations herein, as follows:
NATURE OF THE ACTION
     1. This is a class action complaint on behalf of plaintiff and the other holders of SafeNet, Inc. (“SafeNet” or the “Company”) common stock against certain officers and/or directors of SafeNet, as well as certain other persons and entities involved in a proposed transaction to cash out the Company’s minority shareholders in a merger for inadequate consideration (the “Proposed Transaction”). The action seeks equitable relief relating to the Proposed Transaction, which is the proposed acquisition of SafeNet by private equity firm Vector Capital (“Vector”). On March 5, 2007, SafeNet issued a press release announcing that it had entered into a definitive agreement to be acquired by an investor group led by Vector Capital in a transaction valued at approximately $634 million. Under the terms of the agreement, a subsidiary of Vector Capital (Stealth Acquisition Corp.) will commence a tender offer to acquire all of the outstanding shares of SafeNet common stock for $28.75 per share in cash. The offer is expected to commence on or before March 12, 2007, and will expire at midnight on the 20th business day following the commencement date.
     2. As described below, the Company has agreed to the Proposed Transaction at an entirely unfair price designed to benefit the defendants, who are entitled to cash out and receive the immediate benefit of previously restricted stock and options, to the detriment of plaintiff and the Class. As detailed below, the defendants are currently facing significant legal difficulties stemming from their illegal backdating of stock options, a practice to which they have now admitted. The backdating scheme has resulted in government investigations, as well as numerous lawsuits brought derivatively on behalf of the Company seeking to have defendants disgorge the profits from this illicit scheme. Defendants have also admitted to engaging in improper revenue recognition practices which, along with the illegal backdating, have resulted in financial restatements and the possible delisting of the stock from NASDAQ. In addition, the Proposed Transaction lacks many of the fundamental hallmarks of financial fairness.
     3. For these reasons and as set forth in detail herein, defendants have not acted in good faith, have not disclosed all material information, and have violated their fiduciary duties of loyalty and due care (or aided and abetted those breaches of fiduciary duties) in negotiating and approving the Proposed Transaction.

THE PARTIES
     4. Plaintiff holds 33,900 shares of common stock in the Company and has held such shares since prior to the wrongs complained of herein.
     5. Defendant SafeNet is a corporation duly organized and existing under the laws of the State of Delaware. The Company maintains its principal office at 4690 Millenium Drive, Belcamp, Maryland 21017. SafeNet shares trade on the NASDAQ under the symbol “SFNT.” As of May, 2006, SafeNet had over 24 million shares outstanding.
     6. Defendant Anthony A. Caputo has served as the Chairman and Chief Executive Officer of the Company, and a director of the Company since November 1986.
     7. Defendant J. Carter Beese, Jr. was elected by the Board of Directors as a director of the Company in June 2006. Mr. Beese currently serves as President of RCP Ventures Management, Inc., a venture capital management company, and as a Senior Advisor to Legacy Partners Group, an investment bank.
     8. Defendant Thomas A. Brooks has served as a director of the Company since July 1998. Mr. Brooks held various executive positions with AT&T from 1991 through 1999.
     9. Defendant Andrew E. Clark has served as a director of the Company since 2001. He is Chairman and President of Wheatfield Ventures, LLC, a private equity firm concentrating on early-stage investing within the technology sector. Mr. Clark sits on the Advisory Board of Spring Capital Partners, L.P., a small business investment company providing subordinated mezzanine debt financing in the Mid-Atlantic region, and is also a member of the board of directors of Howard Bancorp.
     10. Defendant Shelley A. Harrison has served a director of the Company since 1999. Since May 1, 2003 he has served as a part-time employee of the Company as advisor to the CEO on corporate development and mergers and acquisitions.

     11. Defendant Ira A. Hunt, Jr. has served as a director of the Company since December 1990.
     12. Defendant Arthur L. Money has served as a director of the Company since March 2004. He was a director of Rainbow Technologies, Inc. from September 2002 until the consummation of the merger of the Company and Rainbow in March 2004. He is currently president of ALM Consulting, specializing in command control and communications, intelligence, signal processing, and information processing.
     13. Defendant Walter W. Straub has served as a director of the Company since March 2004. A co-founder of Rainbow Technologies, Inc., Mr. Straub was a director of Rainbow from its inception in 1982 until the merger of the Company and Rainbow in March 2004, and served as President and Chief Executive Officer of Rainbow from 1983 through March 2004.
     14. Defendant Bruce R. Thaw has served as a director of the Company since December 1990. Since January 2000, Mr. Thaw has served as the President and Chief Executive Officer of Bulbtronics, Inc., a national distributor of technical and specialty light sources and related products to the medical, scientific, entertainment and industrial markets.
     15. The defendants identified in the above paragraphs are sometimes referred to herein as the “Individual Defendants.” Each of the Individual Defendants at all times had the power to control and direct SafeNet to engage in the misconduct alleged herein.
     16. Defendant Vector, a Delaware corporation, is a private equity firm based in San Francisco specializing in buyouts, spinouts and recapitalizations of established technology businesses.
     17. Defendants Stealth Acquisition Corporation and Vector Stealth Holdings II LLC are Delaware corporations formed by Vector to effect the Proposed Transaction.

THE FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS
     18. By virtue of their positions as directors and/or officers of the Company, the Individual Defendants owed and owe plaintiff and the Company’s other public shareholders fiduciary obligations of due care and loyalty and were and are required to: (a) act in furtherance of the best interests of plaintiff and the class as shareholders of SafeNet; (b) maximize value on a sale of the Company; and (c) refrain from abusing their positions of control.
CLASS ACTION ALLEGATIONS.
     19. Plaintiff brings this action pursuant to Court of Chancery Rule 23, individually and on behalf of the public shareholders of SafeNet common stock (the “Class”). The Class specifically excludes the defendants herein, and any person, firm, trust, corporation or other entity related to, or affiliated with, any of the defendants.
     20. This action is properly maintainable as a class action.
     21. The Class is so numerous that joinder of all members is impracticable. As of July 31, 2006, SafeNet had over 24 million shares of common stock outstanding. Members of the Class are scattered throughout the United States and are so numerous that it is impracticable to bring them all before this Court.
     22. Questions of Iaw and fact exist that are common to the Class including, among others:
          a. whether the Individual Defendants have breached their fiduciary duties owed to plaintiff and the Class;
          b. whether the Individual Defendants have failed to maximize value for SafeNet shareholders in violation of their fiduciary duties;
          c. whether the defendants who are not directors of SafeNet have aided and abetted the breaches of fiduciary duty committed by the Individual Defendants; and

          d. whether plaintiff and the other members of the Class will be irreparably damaged if defendants’ conduct complained of herein continues.
     23. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.
     24. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.
     25. Preliminary and final injunctive relief on behalf of the Class as a whole is entirely appropriate because defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.
SUBSTANTIVE ALLEGATIONS
The Company Is Poised For Future Growth.
     26. SafeNet engages in the development, marketing, and sale of hardware and software information security products and services that protect and secure communications, intellectual property, and information and identities. Its products and services are used to create wide area networks, including asynchronous transfer mode, Frame, Link, Synchronous Optical Networks, and virtual private networks over the Internet; wireless networks, including 802.11, security management, intrusion prevention, software and entertainment content anti-piracy, license management, and revenue protection; and identity management and privacy of information to prevent security breaches that could result in unauthorized access to confidential data, invasion of privacy, stolen information, and financial loss.
     27. In the twelve months preceding the announcement of the Proposed Transaction, after a decline in May 2006, the market price of the Company’s stock recovered. As reflected below, the market price of the Company’s stock has steadily risen since May 2006. Moreover, the general trend for the market price of the Company’s stock over the last twelve months also has reflected substantial growth.
     28. During the period leading up to the announcement of the Proposed Transaction, analyst appraisals of the Company’s stock and its business prospects became increasingly upbeat. For example, on January 30, 2007, defendants issued a press release reaffirming a strong revenue outlook for the 4th quarter. Defendant Straub stated: “SafeNet expects fourth-quarter revenue to range from $78 million to $82 million and full-year revenue to range from $288 million to $292 million.” Defendant Straub confirmed that the Company was experiencing strong growth, stating: “The company said it has seen growth in its backlog — a trend the company has not experienced in some time.”
     29. As recently as March 1, 2007, an analyst from Lazard noted that SafeNet believed it would soon be awarded a $400 million contract from the Department of Defense, yet another factor supporting a higher valuation of the Company. The Lazard report noted that the contract announcement will be a positive catalyst. Indeed, many analysts raised their estimates for SafeNet stock to over $30 per share.

DEFENDANTS RESORT TO A QUICK-FIRE SALE TO ESCAPE THEIR MOUNTING LEGAL WOES
     30. In recent months, SafeNet and its top executives have been faced with increasingly serious legal liability stemming from illegal backdating of stock options, alleged accounting fraud, financial restatements, an inability to timely file required SEC reports, shareholder lawsuits, and a potential delisting of SafeNet stock from NASDAQ. In order to escape these serious and escalating problems, defendants are selling the Company for far less than its actual worth.
     31. “Backdating” refers to the intentional setting of an option grant date that precedes the actual date of the corporate action that effected the grant, in order to achieve a lower option exercise price and hence a higher value to the recipient. Backdating results in an option already being “in the money” at the time of the grant. This improper practice not only violated Company policy, but caused SafeNet to improperly account for the backdated options in violation of Generally Accepted Accounting Principles (“GAAP”) and to file false financial statements with the SEC.
     32. According to the Company’s latest Form 10-Q, the Company is facing the following legal and regulatory issues:
     Legal Proceedings
On May 18, 2006, the Company announced that it has received a subpoena from the office of the United States Attorney for the Southern District of New York relating to the Company’s granting of stock options. The Company also announced that it has received an informal inquiry from the Securities and Exchange Commission requesting information relating to stock option grants to directors and officers of the Company, as well as information relating to certain accounting policies and practices. The Company is actively engaged in responding to these requests and is cooperating with both offices.
On and after May 31, 2006, individuals claiming to be shareholders of the Company filed multiple derivative complaints in the Circuit Court for Harford County, Maryland, against current and former officers and directors of the

Company, as well as the Company as a nominal defendant. The complaints allege state law claims for breach of fiduciary duty and unjust enrichment arising from alleged backdating of stock option grants. On and after June 6, 2006, individuals claiming to be shareholders of the Company filed multiple derivative complaints in the United States District Court for the District of Maryland, purportedly on behalf of the Company, against the current directors and certain current and former officers of the Company, as well as the Company as a nominal defendant. The complaints allege, among other things, claims for breach of fiduciary duties and unjust enrichment and claims under Section 304 of the Sarbanes-Oxley Act of 2002 arising from alleged backdating of stock option grants and alleged dissemination of misleading and inaccurate information through public statements, including filings with the Securities and Exchange Commission. The Board of Directors has directed a special committee of the board to investigate these allegations. This special committee has retained independent counsel and has the authority to retain such other advisers as it deems appropriate to assist in the investigation.
In addition, the Company has also received a letter from a law firm, allegedly on behalf of an unidentified shareholder, demanding that the Board of Directors recover short swing profits alleged to be made by officers and directors in alleged violations of Section 16(b) of the Securities Exchange Act of 1934, as amended. The special committee also will investigate these allegations.
     33. On January 9, 2007, the Company revealed that certain option grants made between 2000 and 2005, including grants to directors and officers, were improperly accounted for, and that SafeNet’s financial statements between 2000 and 2006 required restatement. In addition, the Company found additional issues during the course of a review relating to improper revenue recognition. The Company disclosed that “[g]iven the broad scope of the review, there can be no assurance that other restatement items will not be identified. The effects of any such adjustments may be material.”
     34. On January 9, 2007, an article published on the AP Newswire noted that SafeNet’s backdating of stock options cost $14 million, stating:
SafeNet Says Backdating Stock Options Will Cost $14 Million; Plans to Shift Charges Outside 4Q
BALTIMORE (AP) — Security software specialist SafeNet Inc. on Tuesday said restating financial reports dating back to 2004 due to incorrect stock option accounting would cost the company $14 million, and that it plans shift a majority of the expense outside of the fourth quarter.
As a result, SafeNet reiterated its revenue outlook for the period of $78 million to $82 million, a guidance it first provided on Oct. 25. The forecast excludes any charges related to the restatements. The company said it hopes to release its fourth-quarter and full-year 2006 results in February, although efforts to restate previous financial reports would prevent it from setting an exact date.
Analysts polled by Thomson Financial presently expect a fourth-quarter profit of 26 cents per share on revenue of $80.4 million.
Looking ahead, SafeNet predicted first-quarter revenue of $67 million to $70 million and full-year 2007 sales of $318 million to $326 million. The guidance excludes any charges related to the restatements.
Analysts presently forecast a first-quarter profit of 22 cents per share on revenue of $70.8 million and full-year earnings of $1.32 on revenue of $315.4 million.
The company also reported that it plans to request a listing extension from the Nasdaq, which would extend the Jan. 31 deadline the exchange set earlier for SafeNet to conclude its financial restatements.
SafeNet disclosed last year that an investigation revealed backdated options grant in financial reports dating back to 2000. Backdating involves retroactively setting a stock option grant date to correspond to a low point in a company’s share price, making the options more valuable.
     35. The lawsuits filed by shareholders are seeking substantial relief against the defendants. For example, the lawsuits name fourteen officers and/or directors and seek judgment against the defendants as a result of their breaches of fiduciary duty and unjust enrichment. The lawsuits also seek disgorgement of all the profits illegally derived from defendants’ stock option backdating. Thus, defendants stand to lose millions of dollars personally if these cases proceed. However, in the event the Company succeeded in going private, these lawsuits, which name the Company as a nominal defendant, would be extinguished. Fear of personal liability for their improper conduct rather than a desire to obtain the best deal for shareholders has resulted in defendants’ hasty acceptance of the Vector offer.

     36. In addition, according to SafeNet’s 2006 Proxy Statement, stock options awarded to Directors under Company plans shall be fully vested and exercisable and will remain exercisable for their full term in the event of a change of control, such as the contemplated acquisition. Since the Company’s directors received large amounts of stock options, defendants have a personal motivation to agree to the acquisition despite the inadequate consideration offered. This is so because the defendants will receive immediate cash for options that at minimum, could be subject to a downward pricing adjustment or to cancellation due to the improper option backdating scheme and the resulting derivative lawsuits and government investigations.
The Proposed Transaction
     37. Despite its strong earnings outlook and the high valuation placed on the Company from market analysts, on March 5, 2007, the Company announced that it had agreed to be acquired by Vector. A press release issued that day described the transaction as follows:
SafeNet, Inc. (NASDAQ:SFNT — News), setting the standard for information security, today announced that it has entered into a definitive agreement to be acquired by an investor group led by Vector Capital in a transaction valued at approximately $634 million. The $28.75 per share price represents a premium of 12% over the SafeNet average closing share price during the 30 trading days ended March 2, 2007 and a 57% premium over its closing stock price on October 2, 2006, the last date before the Company commenced intensive efforts to explore its strategic alternatives.
Under the terms of the agreement, a subsidiary of Vector Capital (Stealth Acquisition Corp.) will commence a tender offer to acquire all of the outstanding shares of SafeNet common stock for $28.75 per share in cash. The offer is expected to commence on or before March 12, 2007, and will expire at midnight on the 20th business day following and including the commencement date, unless extended in accordance with the terms of the merger agreement and the applicable rules and regulations of the Securities and Exchange Commission (“SEC”).
The Board of Directors of SafeNet unanimously approved the definitive agreement and recommends that shareholders tender their shares into the tender offer. Members of SafeNet’s Board have agreed to tender their shares.

     38. A Principal at Vector, David Fishman, noted that SafeNet would benefit from being a private company (and thus avoid its ongoing legal and regulatory issues) stating: “the challenges of being a public company today can sometimes inhibit growth in companies like SafeNet. We believe SafeNet will significantly benefit from being a private company, and will be in a better position to help achieve its goal of providing leading security solutions to both its Government and Commercial customers.”
     39. The Proposed Transaction is subject to certain closing conditions, including regulatory approval, and approximately 78% of SafeNet’s shares being tendered in the offer based on the current shares and options outstanding. If the Company becomes current in its SEC filings, the minimum tender condition will be reduced to a majority of the fully diluted eligible shares. Provided that the minimum tender condition is met, the transaction is expected to be completed during the second quarter of 2007.
Negative Reaction To The Proposed Transaction
     40. Analysts and the financial press quickly noted that the acquisition price offered by Vector was inadequate. For example, according to a March 6, 2007 article, Curtis Gazdewich, a vice president at Burgundy Asset Management Ltd., one of SafeNet’s largest investors with 1.1 million shares as of Dec. 31, stated that, “We are very disappointed with the Vector bid.” Similarly, certified financial analyst Todd Weller from Stifel published a report urging shareholders to vote against the acquisition, because the offer was “too low.” The report stated:
While we can’t fully evaluate the board’s selection relative to other offers, what we can evaluate is how we feel about the offer relative to what we think is a fair value for SafeNet. Our conclusion here is that we feel the $28.75 offer is too cheap for SafeNet. The software sector including the security sector has seen a wave of consolidation. We have seen a range of take-out multiples on an EV/revenue basis in 2x-3x area. Vector’s offer for SafeNet represents an EV/rev multiple of 1.7x our 2007 revenue estimate of $322.2 million, an estimate we have greater confidence in following SafeNet’s announcement of a large contract win. We don’t think that a 2x EV/rev multiple is that outlandish for SafeNet and applying this to our 2007 revenue estimate of $322.2 million yields a fair value in the $32 area for SafeNet. While SafeNet’s board has approved this transaction, the tendering of 78% of the shares will be required to complete the transaction. This is higher than the typical majority due to SafeNet not being current with its SEC filings. We find it hard to believe that this offer will yield the necessary shares tendered for this offer to come to fruition and our advice to shareholders would be to not accept the $28.75 tender as we feel it is too low.
     41. An article published on March 5, 2007 noted that the price was at the “low end of recent acquisitions,” stating:
The deal is about two times 2007’s sales, a price that puts it on the low end of recent acquisitions in security software, said Daniel Ives, an analyst at Friedman Billings Ramsey & Co. The company is being investigated for the backdating of stock options and has said it will restate financial results. It faces six shareholder lawsuits and probes by the U.S. Securities and Exchange Commission and the U.S. Department of Justice. Dix said he didn’t know whether the backdating investigations prompted the sale.
     42. Similarly, a March 7, 2007 article published on the Motleyfool.com entitled “SafeNet Sells for Peanuts” stated
For a company with less than $300 million in revenues, a legal and consulting bill of $14 million must be aggravating. Since SafeNet (Nasdaq: SFNT) now faces that expense after untangling its options backdating mess, it’s not surprising that the network security firm hopes to leave the public markets. Last Monday, it agreed to a $634 million buyout offer, or $28.75 per share, from private equity firm Vector Capital.
     43. The article noted that competitors have been acquired for vastly higher prices, stating:
But while SafeNet has endured options woes, the rival gorillas of network security have bulked up. Recent deals include EMC’s $2.1 billion purchase of RSA, and IBM’s (NYSE: IBM) $1.3 billion acquisition for Internet Security Systems (ISS). These security deals have commanded premium valuations, with RSA going for seven times revenues and ISS for 3.3 times revenues.
On that basis, Vector Capital’s getting a much better deal here. Subtracting its $354 million in cash, SafeNet sports an enterprise value of $250 million, which translates into roughly 0.85 times revenues. In comparison, the typical valuation for an enterprise software company is usually around two times revenues.
Unless SafeNet conceals far more serious problems, this looks like a killer deal for Vector Capital. I’d advise SafeNet stockholders not to tender their shares on this one.
The Proposed Transaction Is Financially Unfair
     44. The Individual Defendants had a fiduciary obligation to: (a) undertake an appropriate evaluation of SafeNet’s net worth as an acquisition candidate; (b) act independently to protect the interests of the Company’s public shareholders; (c) adequately ensure that no conflicts of interest exist between the Individual Defendants’ own interests and their fiduciary obligations, and, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of SafeNet’s public shareholders; and (d) actively evaluate the Proposed Transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value on any sale of SafeNet.
     45. The Individual Defendants have breached their fiduciary duties because of the acts and transactions complained of herein, including their decision to enter into the Proposed Transaction without making the requisite effort to obtain the best transaction reasonably available.
     46. Based on a preliminary valuation using only publicly available information, the consideration offered in the Proposed Transaction is inadequate. While the $28.75 per share price represents a 12% premium to the average closing price of SafeNet stock over the 30-day period preceding the announcement, the acquisition does not reflect the full value of the Company.
     47. The Proposed Transaction was executed at an EV/rev multiple of 1.7x analysts’ 2007 revenue estimates of approximately $322.2 million, significantly less than the going acquisition rate for similar companies.

     48. Additionally, the fairness opinion issued by the Company’s financial advisor in connection with the Proposed Transaction (the “Fairness Opinion”), does not draw attention to the fact that SafeNet has recently been able to generate growth and announced at least one significant new contract. Since the Company is currently in the process of turn-around and expects growth in the near future, it is important to take these factors into account.
     49. The failure of the Individual Defendants to secure an adequate merger price and their betrayal of the interests of the Company’s public shareholders is apparent from the $28.75 per share consideration agreed to by the Individual Defendants. This proposed consideration is inadequate and unfair to plaintiff and the Class because, in reality, it offers a very meager premium, if any, and thereby deprives plaintiff and the Class of the true and full value of their shares.
     50. The consideration to be paid to plaintiff and the Class in the Proposed Transaction also is unfair and grossly inadequate because, among other things, the intrinsic value of SafeNet. is materially in excess of the amount offered in the Proposed Transaction, giving due consideration to the Company’s anticipated operating results, net asset value, cash flow profitability and established markets.
     51. The Proposed Transaction will deny Class members their right to share proportionately and equitably in the true value of Company’s valuable and profitable business, and future growth in profits and earnings, at a time when the Company is poised to increase its profitability.
COUNT I
BREACH OF FIDUCIARY DUTIES OF LOYALTY,
DUE CARE AND GOOD FAITH
(Against the Individual Defendants)
     52. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

     53. In approving the Proposed Transaction on behalf of SafeNet, the Individual Defendants have not taken any steps to protect the interests of the Company’s public shareholders. Defendants are personally motivated to pursue the Proposed Transaction to protect their financial interest in improperly granted stock options.
     54. The unfairness of the terms of the Proposed Transaction is compounded by the gross disparity between the knowledge and information possessed by defendants by virtue of their positions of control of SafeNet and that possessed by the Company’s public shareholders.
     55. The inherent unfairness in the Proposed Transaction’s consideration thus also is manifest in the uncertainty and inadequacy of the purchase price. The circumstances that led the Company to accept the Proposed Transaction is are unclear. There was no urgency for selling the Company in a deal with a financial sponsor that does not offer any meaningful premium to minority shareholders.
     56. Under the circumstances alleged herein, the Individual Defendants are obligated to explore all alternatives to maximize shareholder value. To accomplish this obligation, the Individual Defendants had a duty to:
          a. fully inform themselves of SafeNet’s market value before taking, or agreeing to refrain from taking, action;
          b. act in the interests of the equity owners;
          c. maximize shareholder value;
          d. obtain the best financial and other terms when the Company’s independent existence will be materially altered by the transaction; and
          e. act in accordance with the fundamental duties of loyalty, care and good faith.

     57. Because of their respective positions with the Company, the Individual Defendants are also required to:
          a. act independently to ensure that the best interest of the corporation and its shareholders takes precedence over any other interest; and
          b. ensure that if there are conflicts of interest between the defendants’ interests and their fiduciary obligations of loyalty, that they are resolved in the best interest of the SafeNet’s public shareholders.
     58. By reason of the foregoing, defendants have breached, and will continue to breach, their fiduciary duties owed to the public shareholders of SafeNet, and are engaging in, or facilitating the accomplishment of, an unfair and coercive transaction in violation of their fiduciary duties to the public shareholders of SafeNet.
     59. Plaintiff and the Class will suffer irreparable harm unless defendants are enjoined from breaching their fiduciary duties and carrying out the aforesaid wrongful transaction.
     60. Plaintiff and the Class have been and will be damaged in that they will not receive a fair proportion of the value of SafeNet’s assets and business and will be prevented from benefiting from a value-maximizing transaction.
     61. Plaintiff and the other Class members are immediately threatened by the acts and transactions complained of herein.
     62. Plaintiff lacks an adequate remedy at law.

COUNT II
AIDING AND ABETTING BREACHES OF FIDUCIARY DUTY
(Against Vector, Vector Stealth Holdings II LLC. and Stealth Acquisition)
     63. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.
     64. Because they were fiduciaries of the Company and its shareholders, the Individual Defendants owed duties of due care, undivided loyalty, good faith, and full and fair disclosure to SafeNet and its shareholders. The Individual Defendants violated and breached these duties.
     65. With the knowledge, approval, and participation of each of the Individual Defendants, as alleged herein, defendants Vector, Vector Stealth Holdings II LLC and Stealth Acquisition were able to, and in fact did, knowingly render aid and assistance to the Individual Defendants in their breaches of fiduciary duties.
     66. As a direct and proximate result of the aiding and abetting the Individual Defendants’ breaches of fiduciary duty, plaintiff and the Class have sustained, and will continue to sustain, substantial harm.
     67. Plaintiff has no adequate remedy at law.
          WHEREFORE, plaintiff prays for judgment and relief as follows:
     A. Declaring that this action is properly maintainable as a class action, and certifying plaintiff as a class representative;
     B. Declaring that the defendants and each of them have committed or participated in a breach of their fiduciary duty to plaintiff and other members of the Class;
     C. Enjoining the Proposed Transaction and, if the transaction is consummated, rescinding the Proposed Transaction (or award damages);
     D. Awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for plaintiff’s attorneys and experts’ fees; and
     E. Granting such other and further relief as may be just and proper.

ROSENTHAL, MONHAIT & GODDESS, P.A.

By:	/s/ Norman M. Monhait

Norman M. Monhait (#1040)
919 N, Market Street, Suite 1401
P.O. Box 1070
Wilmington, DE 19899
(302) 656-4433

Attorneys for Plaintiff

OF COUNSEL:

SAXENA WHITE P.A.
Joseph E. White, III, Esquire
2424 North Federal Highway, Suite 257
Boca Raton, FL 33431
Tel. (561) 394-3399
Fax. (561) 394-3382

March 9, 2007